Mail Stop 3561

October 10, 2008

Evangelos J. Pistiolis
Chief Executive Officer
Top Ships, Inc.
1 Vas. Sofias and Meg.
Alexandrou Street
151 24 Maroussi
Athens, Greece

> **Re:** **Top Ships, Inc.**
> **File No. 000-50859**
> **Form 20-F:  For the fiscal year ended December 31, 2007**
> **Form 6-K furnished on June 20, 2008**

Dear Mr. Pistiolis:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments.  If you disagree, we will consider your explanation as to why a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We also ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F:  For the fiscal year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

A. Operating Results

1. We note that a significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in

accounts.  In addition, while you discuss certain factors to which changes are attributable, you do not quantify the impact of certain of these factors nor analyze the underlying business reasons for the changes.  For example, you state that voyage expenses increased in 2007 because i) your vessels operated 32.9% in the spot market in 2007, compared to 27.9% in the spot market in 2006 and ii) there was an increase in the number of times your vessels passed through canals.  However, you have not explained why canal passes increased or the amount by which additional canal passes increased voyage expenses.  Furthermore, it is unclear why a portion of the increase in voyage expenses would be explained by the percentage of voyage days that your vessels operated in the spot market, when the aggregate number of days that you vessels operated in the spot market declined.  In this regard, we note that the increase in voyage expenses recognized in 2007 could have been more effectively described by a) presenting the table included in Note 18 to your financial statements and b) discussing the operating and business factors that contributed to the changes in each significant expense category shown in the table.

In general, we believe that the MD&A disclosure in your annual report on Form 20-F could be improved and made more user-friendly and clear by:

- increasing the use of tables to present the dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on an analysis of the underlying business reasons and/or industry and operating trends driving the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in bunker expense that was related to price increases as well as usage).

Please revise your MD&A disclosure in future filings, accordingly.

B. Liquidity and capital resources, page 52

2. You state that you expect your working capital generation, in combination with your existing cash balances and recent equity offerings, will be sufficient to cover your liquidity requirements (page 53).  However, we note the following with regard to your working capital, existing cash, liquidity, and capital resources:

- You had a working capital deficit of approximately $51.1 million as of December 31, 2007.
- Per the Form 8-K furnished on June 20, 2008, your working capital and

available cash appear to have declined during the three month period ended March 31, 2007.

- There may be underlying limitations on your future borrowing capacity under certain of your credit facilities, given that many of your credit facilities include a covenant requiring that the aggregate market values of your mortgaged vessels equal or exceed the aggregate outstanding principal amounts under the facilities by a percentage in the range of 25% to 45%.
- It appears that certain of the credit facilities entered into by your subsidiaries may limit the amount of income distributions that the subsidiaries can make to the parent company.
- The 15.5% discount that was given on your privately placed common shares issued in April of 2008, as well as the reverse stock split effected in March of 2008 in order to encourage greater interest in your shares by both the financial community and investors, may be indicators of challenges for your company to raise capital in the equity markets.
- The equity capital raised by your company in April of 2008 was used to fund another 2008 loan, was used to prepay a bridge loan, and will be used to fund your diversification into the dry bulk sector and your "newbuilding" program.

Given that your current liabilities (including the current portion of your long-term debt) significantly exceeded your current assets as of December 31, 2007 and March 31, 2008, we believe that you should enhance your MD&A disclosure regarding your short-term capital needs. We believe that your expanded disclosure should include, but not be limited to, a discussion of i) your current working capital position, including the amount of debt due to be repaid in the next year, ii) the specific sources of funding available to satisfy your short-term capital needs – particularly if spot rates do not recover to levels necessary to return your company to profitability, iii) the aggregate borrowing capacity available to your company, as well as any known terms related such borrowing capacity, and iv) any restrictions on your ability to satisfy the short-term liquidity needs of your company or your subsidiaries through the distribution of income or borrowings of other subsidiaries. Please provide your proposed expanded disclosure as part of your response.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 4. Segment Reporting

3. Per your disclosure, it appears that "Operating income (loss)" is the measure of segment profit or loss reviewed by your chief operating decision maker. However, we note that your ship-owning subsidiaries often borrow significant amounts of debt in order to fund the acquisition of vessels. In this regard, it appears that your recent entry into the dry bulk shipping sector may result in the issuance of a significant amount of debt in connection with the acquisition of dry

bulk vessels.  To the extent that you plan to finance the acquisition of dry bulk vessels using debt, please tell us whether each segment's interest expense will be a measure regularly reviewed by your chief operating decision maker.  If so, in future filings, please expand your footnote to disclose the interest expense attributed to each of your segments.  Refer to paragraph 27(d) of SFAS No. 131 for further guidance.  In addition, please expand your footnote to reconcile the total of the reportable segments "Operating income (loss)" to your consolidated income before income taxes, extraordinary items, and discontinued operations, in accordance with paragraph 32(b) of SFAS No. 131.

Form 6-K furnished on June 20, 2008

Appendix A – Specific Items Affecting Net Income (Loss)

4. We note that you disclose the non-GAAP measure "Net income (loss) after specific items."  However, we do not believe that you have adequately explained why the presentation of this non-GAAP performance measure provides useful information to investors regarding your results of operations or your financial condition.  In this regard, we do not believe that securities analysts' election to exclude certain items from "reported net income (loss)" for purposes of their published estimates of the company's financial results adequately supports the disclosure of your non-GAAP measure.  As such, please tell us and revise your disclosure to discuss the substantive reasons, specific to you, which demonstrate the usefulness of disregarding recurring items such as stock-based compensation, changes in the fair value of your financial instruments, and unexpected repairs when evaluating your performance.  Alternatively, please discontinue the presentation of this non-GAAP measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief